July 24, 2019
Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2017-GS8 GS Mortgage Securities Trust 2018-GS9 Forms 10-K for the Fiscal Year Ended December 31, 2018 Filed March 26, 2019 File No. 333-207677-07 and 333-207677-08

Dear Ms. Hsu:

We are counsel to GS Mortgage Securities Corporation II (“GSMSC”) in connection with your letter dated July 12, 2019 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filings”).
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of GSMSC.
Trust and Servicing Agreement dated October 6, 2017
Exhibit 4.5 to Form 10-K of GS Mortgage Securities Trust 2017-GS8
Exhibit 4.3 to Form 10-K of GS Mortgage Securities Trust 2018-GS9
1.
We note that the Starwood Lodging Hotel Portfolio Mortgage Loan is part of a loan combination that is being serviced and administered pursuant to a trust and servicing agreement for the GS Mortgage Securities Corporation Trust 2017-SLP transaction (“2017-SLP”), which agreement is incorporated by reference to the above-referenced annual reports on Form 10-K. We also note that Exhibit L to the 2017-SLP trust and servicing agreement provides that the servicing criteria under Items 1122(d)(3)(i)-(iv) of Regulation AB are not applicable to 2017-SLP and, therefore, not applicable to the Starwood Lodging Hotel Portfolio Mortgage Loan that forms a part of your transaction. As these criteria deal with payments to investors, please explain why these criteria are not applicable, or whether this is an error in the documents.

With respect to the Starwood Lodging Hotel Portfolio Mortgage Loan included in the GS Mortgage Securities Trust 2017-GS8 transaction (the “GS8 Transaction”), the actions relating to the servicing criteria under Items 1122(d)(3)(i) - (iv) of Regulation AB are performed pursuant to

Lisa J. Pauquette   Tel +1 212 504-6298   Fax +1 212 504-6666   lisa.pauquette@cwt.com

Katherine Hsu
July 24, 2019

the pooling and servicing agreement relating to the GS8 Transaction, which was incorporated by reference as Exhibit 4.1 to the GS8 Transaction Filing.  With respect to the Starwood Lodging Hotel Portfolio Mortgage Loan included in the GS Mortgage Securities Trust 2018-GS9 transaction (the “GS9 Transaction”), the actions relating to the servicing criteria under Items 1122(d)(3)(i) - (iv) of Regulation AB are performed pursuant to the pooling and servicing agreement relating to the GS9 Transaction, which was incorporated by reference as Exhibit 4.1 to the GS9 Transaction Filing.  The 2017-SLP trust and servicing agreement provisions relating to the servicing criteria under Items 1122(d)(3)(i) - (iv) of Regulation AB relate solely to reporting and disbursements to investors in the 2017-SLP transaction, not to investors in the GS8 Transaction or the GS9 Transaction.1
In the case of each of the GS8 Transaction and the GS9 Transaction, the related pooling and servicing agreement provides that the certificate administrator is responsible for assessing compliance with the servicing criteria under Items 1122(d)(3)(i) - (iv) of Regulation AB, and the operating advisor, in addition, is responsible for assessing compliance with the servicing criteria under Items 1122(d)(3)(i)(A) and (B) of Regulation AB.  Each of Wells Fargo Bank, National Association, as certificate administrator of the GS8 Transaction and GS9 Transaction, and Pentalpha Surveillance LLC, as operating advisor of the GS8 Transaction and GS9 Transaction, has provided a report on assessment of compliance with the applicable servicing criteria and an attestation of a registered public accounting firm with respect to these servicing criteria, which were included with each Filing.
Attestation Report of Ernst & Young LLP for Cohen Financial
Exhibit 34.82 to Form 10-K of GS Mortgage Securities Trust 2017-GS8
2.	We note that the attestation report prepared by Ernst & Young LLP for Cohen Financial, a division of SunTrust Bank, states that:

●	no servicing activities were performed by Cohen Financial with respect to the servicing criterion set forth in Item 1122(d)(4)(ii) during the subject reporting period; and
●
“as described in management’s assertion,” Cohen Financial engaged a vendor to perform servicing activities with respect to the servicing criterion set forth in Item 1122(d)(4)(xi) during the subject reporting period.

However, the corresponding servicer assessment of Cohen Financial, filed as Exhibit 33.82 to your Form 10-K, does not include either of the above statements. Please revise either exhibit, as necessary, to reconcile these reports.

1 This approach is consistent with the responsibilities of a certificate administrator pursuant to a trust and servicing agreement of a non-serviced mortgage loan described by counsel to Morgan Stanley Capital I Inc. in its letter to the Commission dated May 20, 2015, relating to the filings on Form 10-K for Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 and Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14.  (See response A.2., https://www.sec.gov/Archives/edgar/data/1587497/000090514815000557/filename1.htm)

Katherine Hsu
July 24, 2019

Cohen Financial has informed us that it intends to issue a revised servicer assessment to reconcile with the Ernst & Young attestation, which GSMSC will file as an amendment to the related Filing.
3.
In addition, the Ernst & Young attestation report references “Appendix A” of the Cohen Financial servicer assessment for a list of the asset-backed transactions covered by its servicing platform. However, there is no “Appendix A” mentioned in or included with Cohen Financial’s servicer assessment. It is not clear to us whether Ernst & Young erroneously referenced “Appendix A” or whether Cohen Financial should have included “Appendix A” with its servicer assessment to identify the scope of its servicing platform (see Instruction 1 to Item 1122 of Regulation AB). Please revise either exhibit, as necessary, to reconcile these reports.

Cohen Financial has informed us that it intends to issue a revised servicer assessment or attestation report to reconcile these reports, which GSMSC will file as an amendment to the related Filing.
In responding to the Staff’s comments with respect to the Filing, GSMSC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
●	GSMSC is responsible for the adequacy and accuracy of the disclosure in the Filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
●	GSMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Lisa J. Pauquette

Lisa J. Pauquette

cc:	Leah Nivison Brian Bolton, Esq. Damian Steele, Esq.